NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES REPORTS

FOURTH QUARTER AND FULL-YEAR 2014 RESULTS

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All dollar references are in Canadian dollars unless noted otherwise.

TORONTO, January 26, 2015 – Brookfield Canada Office Properties (TSX: BOX.UN, NYSE: BOXC), a Canadian REIT (Real Estate Investment Trust), today announced that funds from operations (“FFO”) for the year ended December 31, 2014 was $158.2 million or $1.70 per unit, compared with $144.7 million or $1.55 per unit in 2013. Adjusted funds from operations (“AFFO”) was $129.4 million or $1.39 per unit for the year ended December 31, 2014, compared with $114.0 million or $1.22 per unit in 2013.

FFO for the three months ended December 31, 2014 was $40.6 million or $0.44 per unit, compared to $37.8 million or $0.41 per unit in the same prior year period. AFFO was $32.1 million or $0.34 per unit for the three months ended December 31, 2014, compared to $30.2 million or $0.32 per unit during the same prior year period. Included in the current quarter FFO and AFFO was a one-time positive parking allocation settlement totaling $4.0 million or $0.04 per unit.

Commercial property net operating income for the year ended December 31, 2014 was $269.3 million, compared with $271.9 million in 2013. Commercial property net operating income for the three months ended December 31, 2014 was $67.9 million, compared with $67.2 million during the same prior year period.

Net income for the year ended December 31, 2014 was $116.1 million or $1.24 per unit, compared to $164.8 million or $1.77 per unit in 2013. Net income for the three months ended December 31, 2014 was $25.8 million or $0.28 per unit, compared to $50.5 million or $0.54 per unit during the same prior year period. The current IFRS value increased to $33.19 per unit from $33.18 per unit at the end of 2013.

FOURTH QUARTER HIGHLIGHTS

Brookfield Canada Office Properties leased 875,000 square feet of space during the fourth quarter of 2014. The significant leasing efforts during the quarter brought the Trust’s full-year leasing total to 2.2 million square feet.

The Trust’s occupancy rate finished the quarter at 95.4%, an increase of 30 basis points from the prior quarter. This rate compares favourably with the Canadian national average of 91.1%.

Leasing highlights include:

Toronto – 657,000 square feet

•	A two-year, 203,000-square-foot renewal with Public Works & Government Services Canada at Exchange Tower
•	A 12-year, 83,000-square-foot renewal with Blaney McMurtry at 2 Queen St. East
•	A 10-year, 48,000-square-foot pre-lease at Bay Adelaide Centre East development
•	A 10-year, 37,000-square-foot renewal with Adelaide Club at First Canadian Place
•	A seven-year, 34,000-square-foot renewal with National Bank of Canada at Exchange Tower
•	A nine-year, 31,000-square-foot expansion with Zurich Insurance Company Ltd. at First Canadian Place
•	A five-year, 26,000-square-foot renewal with Cleveland Clinic at Brookfield Place Toronto
•	An 11-year, 25,000-square-foot new lease with Sherritt International Corporation at Brookfield Place Toronto

Calgary – 154,000 square feet

•	A five-year, 97,000-square-foot expansion with TransCanada Pipelines at Fifth Avenue Place
•	A 13-year, 24,000-square-foot expansion with Enbridge at Fifth Avenue Place
•	A five-year, 21,000-square-foot renewal with Towers Watson at Suncor Energy Centre

Vancouver – 59,000 square feet

•	An 11-year, 28,000-square-foot new lease with RBC Dominion Securities at Royal Centre
•	A 10-year, 20,000-square-foot renewal and expansion with Avison Young Commercial Real Estate at Royal Centre

Refinanced debt at First Canadian Place, Toronto for $315 million ($79 million at BOX’s ownership), generating net proceeds of $10 million after repayment of the previous mortgage. The new financing has a nine-year term maturing December 1, 2023 with a fixed interest rate of 3.559% per annum.

Sold 151 Yonge St. in Toronto, together with our Canadian Office Fund partners, for $154 million ($38 million at BOX’s ownership) subsequent to year end.

Construction continues on schedule at the Bay Adelaide Centre East and Brookfield Place Calgary East development projects. The 44-storey Bay Adelaide Centre East in Toronto was topped off during the quarter. The podium curtain wall is complete with structural glass installation underway and mechanical and electrical work nearing completion. Bay Adelaide East is currently 69% pre-leased and is on target to be completed in late 2015.

Excavation at Brookfield Place Calgary East is complete with the tower core at grade. Ramp work and below grade structure is underway. The project is currently 71% pre-leased to anchor tenant Cenovus and is on target to be completed in late 2017.

OUTLOOK

“Brookfield Canada Office Properties enjoyed a strong operational year in 2014 as we leased 2.2 million square feet of premium office space while maintaining sub-5% vacancy across the portfolio,” said Jan Sucharda, president and chief executive officer. “Furthermore, our acquisition of the east tower of the Brookfield Place Calgary development in the fourth quarter of 2014 will enhance our overall growth strategy and help us realize higher returns for our unitholders.”

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Net Operating Income, FFO and AFFO

This press release and accompanying financial information make reference to net operating income, FFO and AFFO on a total and per unit basis. Net operating income is defined by the Trust as income from commercial property operations after direct property operating expenses, including property administration costs have been deducted, but prior to deducting interest expense, general and administrative expenses and fair value gains (losses). The Trust’s definition of FFO includes all of the adjustments that are outlined in the National Association of Real Estate Investment Trusts (“NAREIT”) definition of FFO including the exclusion of gains (or losses) from the sale of real estate property and the add back of any depreciation and amortization related to real estate assets. In addition to the adjustments prescribed by NAREIT, the Trust also makes adjustments to exclude any unrealized fair value gains (or losses) that arise as a result of reporting under IFRS. These additional adjustments result in an FFO measure that would be similar to that which would result if the Trust determined net income in accordance with U.S. GAAP and is also consistent with the Real Property Association of Canada (“REALPAC”) white paper on funds from operations for IFRS issued November 2012. AFFO is defined by the Trust as FFO net of normalized second-generation leasing commissions and tenant improvements, normalized maintaining value capital expenditures and straight-line rental income. The Trust uses net operating income, FFO and AFFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a widely used measure to analyze real estate. AFFO is typically a measure used to asses an entity’s ability to pay distributions. The components of net operating income, FFO and AFFO are outlined in the financial information accompanying this press release. Net operating income, FFO and AFFO do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

Monthly Distribution Declaration

The Board of Trustees of Brookfield Canada Office Properties announced a distribution of $0.1033 per Trust unit payable on March 13, 2015 to holders of Trust Units of record at the close of business on February 27, 2015. Unitholders resident in Canada will receive payment in Canadian dollars and unitholders resident in the United States will receive their distributions in U.S. dollars at the exchange rate on the record date, unless they elect otherwise.

Conference Call

Analysts, investors and other interested parties are invited to participate in Brookfield Canada Office Properties’ live conference call reviewing 2014 fourth quarter and full-year results on Tuesday, January 27, 2015 at 9:00 a.m. eastern time to discuss with members of senior management the company’s results and current business initiatives. Management’s presentation will be followed by a question and answer period.

To participate in the conference call, please dial toll free 888.504.7963 or toll 719.457.2727, pass code 8917358, five minutes prior to the scheduled start of the call. Live audio of the call will also be available via webcast at www.brookfieldcanadareit.com. A replay of this call can be accessed through February 27, 2015 by dialing toll free 888.203.1112 or toll 719.457.0820, pass code 8917358. A replay of the webcast will be available at www.brookfieldcanadareit.com for 90 days.

Forward-Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the Trust’s operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for the Canadian economy for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although the Trust believes that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Trust, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in Canada; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance the Trust’s business; the behavior of financial markets, including fluctuations in interest rates; equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to the Trust’s insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

Caution should be taken that the foregoing list of important factors that may affect future results is not exhaustive. When relying on the Trust’s forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the Trust undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Supplemental Information

Investors, analysts and other interested parties can access the Trust’s Supplemental Information Package at www.brookfieldcanadareit.com under the Investor Relations/Financial Reports section. This additional financial information should be read in conjunction with this press release.

About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Its portfolio is comprised of interests in 27 premier office properties totaling 20.4 million square feet in the downtown cores of Toronto, Calgary, Ottawa and Vancouver, and development sites of 980,000 square feet and 1.4 million square feet in Toronto and Calgary, respectively. Landmark assets include Brookfield Place and First Canadian Place in Toronto and Bankers Hall in Calgary. For more information, visit www.brookfieldcanadareit.com.

Contact: Matthew Cherry, Vice President, Investor Relations and Communications

Tel: 416.359.8593; Email: matthew.cherry@brookfield.com

CONSOLIDATED BALANCE SHEET

(Cdn $ Millions)	December 31, 2014	December 31, 2013

Assets
Investment properties
Commercial properties	$5,131.7	$5,158.2
Commercial developments	670.7	232.0
	5,802.4	5,390.2

Tenant and other receivables	34.3	17.5
Other assets	8.9	6.3
Cash and cash equivalents	58.9	194.8
Assets held for sale	38.9	—
	$5,943.4	$5,608.8

Liabilities
Investment property and corporate debt	$2,649.7	$2,354.9
Accounts payable and other liabilities	196.9	161.6
Liabilities associated with assets held for sale	0.5	—

Equity
Unitholders’ equity	856.7	854.7
Non-controlling interest(1)	2,239.6	2,237.6
	$5,943.4	$5,608.8
(1)	Non-controlling interest represents Class B LP units that are economically equivalent to Trust units and are required to be presented separately under IFRS.

CONSOLIDATED STATEMENT OF INCOME

(Cdn Millions, except per unit amounts)	Three months ended Dec. 31		Year ended
2014		2013	2014	2013
Commercial property revenue (1)	$134.8	$132.7	$517.2	$521.9
Direct commercial property expense	66.9	65.5	247.9	250.0
Investment and other income	0.1	0.1	1.1	0.9
Interest expense	22.0	23.3	91.9	105.2
General and administrative expense	5.9	6.8	23.6	25.4
Income before fair value (losses) gains	40.1	37.2	154.9	142.2
Fair value (losses) gains	(14.3)	13.3	(38.8)	22.6
Net income and comprehensive income	$25.8	$50.5	$116.1	$164.8

Net income and comprehensive income attributable to:
Unitholders	$7.2	$14.1	$32.5	$46.1
Non-controlling interest	18.6	36.4	83.6	118.7
	$25.8	$50.5	$116.1	$164.8
Weighted average Trust units outstanding	26.2	26.1	26.2	26.1
Net income per Trust unit	$0.28	$0.54	$1.24	$1.77

(1)	Included in the current quarter revenue was a one-time positive parking allocation settlement totaling $4.7 million (or $4.0 million to net income net of fees)

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended Dec. 31		Year ended
2014		2013	2014	2013
Net income	$25.8	$50.5	$116.1	$164.8
Add (deduct):
Fair value losses (gains)	14.3	(13.3)	38.8	(22.6)
Amortization of lease incentives	0.5	0.6	2.2	2.5
Foreign exchange loss	—	—	1.1	—
Funds from operations	$40.6	$37.8	$158.2	$144.7
Funds from operations – unitholders	11.4	10.6	44.3	40.5
Funds from operations – non-controlling interest	29.2	27.2	113.9	104.2
	$40.6	$37.8	$158.2	$144.7
Weighted average Trust units outstanding	26.2	26.1	26.2	26.1
Funds from operations per Trust unit	$0.44	$0.41	$1.70	$1.55

(1)	Included in the current quarter FFO was a one-time positive parking allocation settlement totaling $4.0 million or $0.04 per unit.

RECONCILIATION OF Funds from Operations TO ADJUSTED FUNDS FROM OPERATIONS

(Cdn Millions, except per unit amounts)	Three months ended Dec. 31		Year ended
2014		2013	2014	2013
Funds from operations	$40.6	$37.8	$158.2	$144.7
Add (deduct):
Straight-line rental income	(1.5)	(1.2)	(0.8)	(5.1)
Normalized 2nd generation leasing commissions and tenant improvements(1)	(5.3)	(5.1)	(21.2)	(20.4)
Normalized sustaining capital expenditures(1)	(1.7)	(1.3)	(6.8)	(5.2)
Adjusted funds from operations(2)	$32.1	$30.2	$129.4	$114.0
Adjusted funds from operations – unitholders	9.0	8.5	36.2	31.9
Adjusted funds from operations – non-controlling interest	23.1	21.7	93.2	82.1
	$32.1	$30.2	$129.4	$114.0
Weighted average Trust units outstanding	26.2	26.1	26.2	26.1
Adjusted funds from operations per Trust unit	$0.34	$0.32	$1.39	$1.22

(1)	As the components used in calculating AFFO vary quarter over quarter, a normalized level of activity is estimated based on historical spend levels as well as anticipated spend levels over the next few years. Maintaining value capital expenditures relate to capital items that are required to maintain the properties in their current operating state and exclude projects that are considered to add productive capacity.

(2)	AFFO calculated using actual leasing commissions, tenant improvements and maintaining value capital expenditures would result in AFFO of $21.7 million and $121.5 million for the quarter and year ended December 31, 2014, respectively. Included in the current quarter AFFO was a one-time positive parking allocation settlement totaling $4.0 million or $0.04 per unit.